16001740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Agricole Securities (USA) Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Gerold 212-261-3866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 26 2016 REGISTRATIONS BRANCH 11

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Frederic Truchot and Maria Gerold, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Agricole Securities (USA) Inc., as of December 31, 20 15, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Maria Gerold

Signature

CFO

Title

DONNA MEINERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6069091
Qualified in New York County
My Commission Expires March 17, 2019

Donna Meiners

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2015
(Dollars in Thousands)

Assets	
Cash	$ 13,291
Financial instruments owned, at fair value ($0 pledged as collateral)	239,588
Securities purchased under agreements to resell	905,680
Securities borrowed	180,870
Receivables from brokers, dealers and clearing organizations	215,809
Receivables from customers	119,532
Deferred tax assets	20,698
Other assets	24,544
Total assets	$ 1,720,012
Liabilities and stockholder's equity	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 213,866
Securities sold under agreements to repurchase	176,192
Payables to brokers, dealers, and clearing organizations	243,110
Payables to customers	7,529
Other liabilities and accrued expenses	71,081
	711,778
Liabilities subordinated to claims of general creditors	360,000
Stockholder's equity:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	643,794
Retained earnings	11,943
Accumulated other comprehensive loss	(7,513)
Total stockholder's equity	648,234
Total liabilities and stockholder's equity	$ 1,720,012

See notes to financial statements.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.